Exhibit 99.1

Moolec Science SA

(Company number: 421988)

c/o Ogier Global (Cayman) Limited,89 Nexus Way,

Camana Bay,

Grand Cayman, KY1-9009, Cayman Islands

(the “Company”)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1.	Notice

An extraordinary general meeting (the “EGM”) of the shareholders of the Company, will be held virtuallyon October 20, 2026, at 9:00 am Eastern Daylight Time (EDT).

Moolec Science SA Virtual Extraordinary General Meeting Information :

Meeting Date: Tuesday, October 20, 2026

Meeting Time: 9:00 a.m. (EDT)/ / 10:00 a.m. Cayman Islands time (EST)

The EGM will be held virtually through Continental Stock Transfer & Trust Company’s (“CST”) virtual meeting platform, accessible at:

https://www.cstproxy.com/moolecscience/egm2026

Shareholders entitled to attend the EGM may participate in the meeting through the CST virtual meeting platform. Shareholders attending through the platform will be able to hear the proceedings, participate in the business of the meeting, submit questions and vote their shares electronically during the EGM, subject to the applicable authentication and access procedures.

Shareholders may also listen to the EGM by telephone using the dial-in details set out below. Telephone access is listen-only and does not permit shareholders to vote, submit questions or otherwise participate in the business of the EGM.

Telephone access:

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 9521284#

2.	Agenda of the EGM

The EGM and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing the following resolutions:

(a)	Proposal 1 — Voluntary Winding Up

To approve, by the requisite shareholder resolution, that the Company be voluntarily wound up in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company.

The full text of the resolution is as follows:

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, the Company be voluntarily wound up in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company.

(b)	Proposal 2 — Appointment of Joint Voluntary Liquidators

To approve the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, PO Box 776, 38 Market Street, Suite 4208, Canella Court, Camana Bay, KY1-9006, as Joint Voluntary Liquidators of the Company, with authority to act jointly and severally to the extent permitted by applicable law and the resolutions appointing them, and to authorize them to take all actions necessary or appropriate in connection with the voluntary winding up of the Company;

To approve the remuneration of the JVLs on the basis set out in the engagement letter between the Company and Interpath (Cayman) Limited dated October 6, 2026 together with all properly incurred expenses and disbursements in connection with the liquidation.

The full text of the resolution is as follows:

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, as Joint Voluntary Liquidators of the Company, be approved in addition to the Joint Voluntary Liquidators remuneration being approved.

(c)	Proposal 3 Retention of Books and Records

To approve, as an ordinary resolution, that the Joint Voluntary Liquidators be authorised to retain the Company’s books and records for a period of five years following the date of dissolution of the Company and to destroy such books and records thereafter.

The full text of the resolution is as follows:

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the Joint Voluntary Liquidators be authorised to retain the Company’s books and records for a period of five years following the date of dissolution, after which they may be destroyed.

(d)	Proposal 4 – The Adjournment Proposal

To approve, as an ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that, at the time of the Extraordinary General Meeting, there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals (the “Adjournment Proposal”).

The full text of the resolution is as follows:

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the chairman of the Extraordinary General Meeting be authorised to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that, at the time of the Extraordinary General Meeting, there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals, provided that, where the meeting is adjourned for more than seven Clear Days, Members shall be given at least seven Clear Days’ notice of the adjourned meeting in accordance with the Articles.

3.	Key dates

October 2, 2026, at the close of business (EDT)	Record Date
October 16, 2026, at 11:59 p.m.(EDT)	Deadline to submit proxies
October, 20, 2026, at 9:00 a.m. (EDT)	EGM

4.	Right to participate at the EGM, and voting procedures

4.1	Shareholders

Shareholders registered in the Company’s register of members as of October 2, 2026, the close of business (EDT) (the “Record Date”) are entitled to attend and vote at the EGM. Each registered shareholder is entitled to one vote for each share held of record as of the Record Date on each matter submitted to a vote at the EGM.

Beneficial owners whose shares are held through a broker, nominee, depositary or securities settlement system (including through The Depository Trust Company) are not registered shareholders of the Company and, accordingly, may not vote their shares directly unless they obtain a legal proxy from the applicable broker or nominee.

Beneficial owners may vote by:

●	instructing their broker or nominee how to vote their shares in accordance with the voting instructions provided by such broker or nominee; or

●	obtaining a “legal proxy” from the broker or nominee that is the registered shareholder as of the Record Date, authorizing the beneficial owner to vote the shares directly at the EGM.

Beneficial owners who do not provide voting instructions to their broker or nominee and do not obtain a legal proxy will not be entitled to vote their shares directly at the EGM.

4.2	Quorum and Voting Requirements

The quorum required for the EGM is one or more Members holding, in aggregate, not less than one-half of the voting shares of the Company entitled to vote at the EGM, present in person or by proxy.

If a quorum is not present, the EGM will be adjourned in accordance with the Articles of Association of the Company.

All resolutions at the EGM will be decided on a poll. Each shareholder is entitled to one vote for each share held of record as of the Record Date.

Proposal 1 – Voluntary Winding Up is proposed as a special resolution and requires the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or by proxy.

Proposal 2 – Appointment of Joint Voluntary Liquidators, Proposal 3 – The Adjournment Proposal and Proposal 4 Retention of Books and Records are proposed as ordinary resolutions and each requires a simple majority of the votes cast by shareholders present in person or by proxy.

4.3	Voting procedure

The Company urges each shareholder to cast its vote at the EGM by completing, signing, dating and returning the form of proxy made available by the Company for use at the EGM in accordance with the instructions below (the “Proxy”).

Each Proxy must be returned by email to compliance@moolecscience.com and received by the Company no later than on October 16, 2026, at 11:59 p.m.(EDT) (the “Voting Deadline).

The Company has sent by email to each shareholder as of the Record Date, the notice and a form of Proxy, together with a control number.

4.4	Supporting documents and information

All proxy materials, forms and all supporting documents can be downloaded from the Company’s website https://ir.moolecscience.com/

Shareholders have the right to ask questions about items on the agenda of the EGM during the EGM. The Company will on a best efforts basis provide responses to the questions at the EGM.

By order of the Board of Directors of Moolec Science SA

Director
Date: October 6, 2026

Extraordinary General Meeting of

Moolec Science SA

(Company number: 421988)

c/o Ogier Global (Cayman) Limited, 89 Nexus Way,

Camana Bay,

Grand Cayman, KY1-9009

Cayman Islands

(the “Company”)

to be held virtually on October 20, 2026, at 9:00 am Eastern Daylight Time (EDT) 10:00 a.m. Cayman Islands time (EST) (the “Meeting”)

This is a shareholder proxy form for registered holders of ordinary shares of par value US$1.50 each in the Company (the “shares”).

If your shares are held in “street name” through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet and telephone voting also may be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you would like to vote directly at the Meeting, you must obtain a “legal proxy” from the bank or broker that holds your shares. To vote your shares online at the Meeting, you should contact your bank or broker to obtain your 16-digit control number or otherwise follow the instructions provided by your bank or broker.

This proxy will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company on October 2, 2026, at close of the business (EDT) (the ”Record Date”).

If you are a registered holder of shares in the Company, please complete the proxy form provided to you.

In order to be taken into account, you must return the completed proxy form by email to compliance@moolecscience.com no later than October 16, 2026, at 11:59 p.m.( EDT) (the “Voting Deadline”).

A Shareholder may revoke this proxy at any time by signed notice delivered to the Company. If more than one valid proxy is received in respect of the same shares, the proxy received last by the Company shall prevail, irrespective of its date.

ANY PROXY FORM RECEIVED AFTER THE ABOVE VOTING DEADLINE SHALL BE DISREGARDED.

The undersigned (the “Shareholder”),

(i)	In case of a natural person:

Full name: ____________________________________________________________:

Address: ____________________________________________________________

(ii)	In case of a legal entity:

Name: ____________________________________________________________

Corporate/Entity type: ___________________________________________________

Registrar and registration number _________________________________________

Registered office ___________________________________________________________________

being a holder of ____________ shares as of the Record Date in the share capital of

Moolec Science SA

an Exempted Company registered by way of continuation in the Cayman Islands with Limited Liability having its registered office at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands and registered with the Cayman Islands Registrar of Companies, under OC-421988 (the “Company”), hereby authorises and empowers _______________________________, residing at _______________________________, or, if no person is named, the Chairman of the Meeting acting individually, as the Shareholder’s true and lawful proxy, (the “Proxy”) for the purpose of attending and voting on behalf of the Shareholder, and speaking with the permission of the chairman, as designated below at the extraordinary general meeting of shareholders of the Company to be held virtually on October 20, 2026, at 9:00 am (EDT)/10:00 a.m. Cayman Islands time (EST) or any adjournment or postponement thereof with the following agenda:

AGENDA

(a)	Proposal No. 1 – Voluntary Winding Up

To approve, as a special resolution, that the Company be voluntarily wound up in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company.

(b)	Proposal No. 2 – Appointment of Joint Voluntary Liquidators

To approve, as an ordinary resolution, the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, PO Box 776, 38 Market Street, Suite 4208, Canella Court, Camana Bay, KY1-9006, as Joint Voluntary Liquidators of the Company, with authority to act jointly and severally to the extent permitted by applicable law and the resolutions appointing them, and to authorize them to take all actions necessary or appropriate in connection with the voluntary winding up of the Company.

To approve the remuneration of the JVLs on the basis set out in the engagement letter between the Company and Interpath (Cayman) Limited dated October 6, 2026 together with all properly incurred expenses and disbursements in connection with the liquidation.

(c)	Proposal 3 – Retention of Books and Records

To approve, as an ordinary resolution, that the Joint Voluntary Liquidators be authorised to retain the Company’s books and records for a period of five years following the date of dissolution of the Company and to destroy such books and records thereafter.

(d)	Proposal 4 - The Adjournment Proposal

To approve, as an ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that, at the time of the Extraordinary General Meeting, there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals (the “Adjournment Proposal”).

VOTING ON RESOLUTIONS

The board of directors of the Company recommends a vote “for” all proposals.

Please indicate with an “X” in the appropriate boxes how you wish to vote on the relevant resolutions.

THIS PROXY FORM, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF YOU RETURN A SIGNED AND DATED PROXY FORM, BUT NO DIRECTION IS MADE, THIS PROXY FORM WILL BE VOTED “FOR” ALL PROPOSALS.

The Proxy is hereby instructed to vote on all resolutions on the agenda of the Meeting, or any adjournment or postponement thereof, as follows, hereby revoking any proxy form previously given or issued.

	FOR	AGAINST	ABSTAIN
IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, the Company be voluntarily wound up in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company.	☐	☐	☐

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, PO Box 776, 38 Market Street, Suite 4208, Canella Court, Camana Bay, KY1-9006, as Joint Voluntary Liquidators of the Company, be approved in addition to the Joint Voluntary Liquidators remuneration being approved.	☐	☐	☐

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the Joint Voluntary Liquidators be authorised to retain the Company’s books and records for a period of five years following the date of dissolution, after which they may be destroyed.	☐	☐	☐

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the chairman of the Extraordinary General Meeting be authorised to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that, at the time of the Extraordinary General Meeting, there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals, provided that, where the meeting is adjourned for more than seven Clear Days, Members shall be given at least seven Clear Days’ notice of the adjourned meeting in accordance with the Articles.	☐	☐	☐

The Proxy is hereby instructed to vote on all resolutions on the agenda of the Meeting, or any adjournment or postponement thereof, as follows, hereby revoking any proxy form previously given or issued.

The Proxy may represent the Shareholder at the Meeting and any adjournment thereof, vote in the name and on behalf of the Shareholder on the resolution submitted to the Meeting as designated above, sign any documents and do such other acts may be necessary or appropriate to give effect to this proxy.

This proxy will remain valid in case said general meeting of shareholders of the Company is adjourned or otherwise postponed (including following an absence of quorum).

For the purpose of the foregoing, the Proxy may, in the name and on behalf of the Shareholder, sign and execute all documents, minutes, elect domicile and do and perform such other acts or things as may be required for the carrying out of this proxy, promising ratification.

[Signature page follows]

SIGNATURE PAGE

Executed in ______________________, on ____ ___________________ 2026.

IF THE SHAREHOLDER IS AN INDIVIDUAL

Signature: ______________________________________

Name: __________________________________________

IF THE SHAREHOLDER IS A COMPANY

Executed for and on behalf of:

Company name: ___________________________________

By: _____________________________________________

Name: __________________________________________

Title/Capacity: ___________________________________

Signature: _______________________________________

[Corporate Seal, if applicable]

IF THE SHARES ARE HELD JOINTLY

Signature of Joint Holder: __________________________

Name: __________________________________________

Only one joint holder may vote in respect of jointly held shares.